

March 30, 2015

Via E-mail
Glenn G. Cohen
Executive Vice President - Chief Financial Officer and Treasurer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042

>   **Re: Kimco Realty Corporation**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed February 27, 2015**
>   **File No. 001-10899**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Combined Same Property Net Operating Income, page 32

1.   Please provide the disclosures required by Item 10(e) related to the non-GAAP measures Combined Same Property NOI, before foreign currency impact, and U.S. Same Property NOI, in future filings, including the reasons why you believe presentation of these measures provides useful information to investors and any additional purposes for which you use the measures.

Notes to Consolidated Financial Statements

Business, page 48

2.   We note your disclosure on page 48 that you believe you have a single reportable segment in part because you do not group your operations on a geographical basis for

purposes of measuring performance. Please tell us how you considered your presentation of the non-GAAP measure U.S. Same Property NOI in coming to this determination.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3693.

Sincerely,

Eric McPhee
Staff Accountant